Musaffa Inc.

(a Delaware Corporation)

Audited Combined Financial Statements

Period of January 1, 2021
through December 31, 2022

Audited by:



TaxDrop LLC
A New Jersey CPA Company

Financial Statements

Musaffa Inc.

Table of Contents



Independent Auditor's Report

May 2, 2023
To: Board of Directors of Musaffa Inc.
Attn: Dilshod Jumaniyazov, CEO
Re: 2022-2021 Financial Statement Audit – Musaffa Inc.

Report on the Audit of the Financial Statements

Opinion
We have audited the combined financial statements of Musaffa Inc. and subsidiaries, which comprise the combined and consolidated balance sheets (see Note 1) as of December 31, 2022 and December 31, 2021 and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Musaffa Inc. as of December 31, 2022 and December 31, 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Musaffa Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Musaffa Inc.'s ability to continue as a going concern.

Auditor's Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Musaffa Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Musaffa Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

TaxDrop LLC

TaxDrop LLC
Robbinsville, New Jersey
May 2, 2023

MUSAFFA INC AND SUBSIDARIES
COMBINED BALANCE SHEETS
December 31, 2022 and 2021
(Audited)

ASSETS	2022	2021
Current Assets		
Cash and cash equivalents	$ 83,095	$ 1,094
Accounts Receivable	2,109	-
Total Current Assets	**85,204**	**1,094**
Property and Equipment		
Computers and equipment	18,518	4,794
Accumulated Depreciation	(4,523)	(403)
Net Property and Equipment	**13,995**	**4,391**
Other Assets		
Capitalized Software, net	138,580	41,854
Total Other Assets	**138,580**	**41,854**
Total Assets	**$ 237,779**	**$ 47,339**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 34,065	$ 16,237
Related Party Loan	1,628	-
Total Current Liabilities	**35,693**	**16,237**
Long-Term Liabilities		
Notes payable, net of current portion	35,120	-
Accrued Interest	104	-
Total Long-Term Liabilities	**35,224**	**-**
Total Liabilities	**70,917**	**16,237**
Stockholders' Equity		
Member Contributions	-	113,328
Common Stock, $0.0001 par value; 10,000,000 authorized; 5,065,377 and 0 issued and outstanding as of December 31, 2022 and 2021	507	-
Additional Paid in Capital	785,794	-
Subscription Receivable	(245,280)	-
Retained Earnings	(374,159)	(82,226)
Total Stockholders' Equity	**166,862**	**31,102**
Total Liabilities and Stockholders' Equity	**$ 237,779**	**$ 47,339**

The accompanying footnotes are an integral part of these financial statements.

MUSAFFA INC AND SUBSIDARIES
COMBINED INCOME STATEMENTS
For the Years Ended December 31, 2022 and 2021
(Audited)

	2022	2021
Revenues	$ 21,395	$ 495
Cost of revenues	(88,337)	(19,912)
Gross Profit	**(66,942)**	**(19,417)**
Operating Expenses		
Advertising and marketing	46,061	25,771
General and administrative	13,055	2,979
Salaries and wages	29,925	12,787
Software development	16,198	4,575
Rent	16,763	-
Professional services	79,598	10,719
Depreciation and amortization	23,286	4,229
Total Operating Expenses	**224,886**	**61,060**
Other Income		
Other income/expense	-	-
Interest expense	104	-
Total Other income (expense)	**104**	**-**
Net Income (Loss)	**$ (291,932)**	**$ (80,477)**

The accompanying footnotes are an integral part of these financial statements.

MUSAFFA INC AND SUBSIDIARIES
COMBINED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2022 and 2021
(Audited)

	Member Contributions	Common Stock Shares	Common Stock Value ($ par)	Additional Paid in Capital	Subscription Receivable	Retained Earnings/ (Accumulated Deficit)	Total Stockholders' Equity
Balance as of December 31, 2020	$1,100	-	$-	$-	$-	$(1,750)	$(650)
Member Contribution	112,228	-	-	-	-	-	112,228
Net loss	-	-	-	-	-	(80,477)	(80,477)
Balance as of December 31, 2021	113,328	-	-	-	-	(82,227)	31,101
Member Contribution	137,812	-	-	-	-	-	137,812
Acquisition of LLC	(251,140)	-	-	251,140	-	-	-
Issuance of Common Stock	-	5,065,377	507	534,653	(245,280)	-	289,880
Net loss	-	-	-	-	-	(291,932)	(291,932)
Balance as of December 31, 2022	$ -	5,065,377	$507	$785,794	$(245,280)	$(374,159)	$166,861

The accompanying footnotes are an integral part of these financial statements.

MUSAFFA INC AND SUBSIDARIES
COMBINED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2022 and 2021
(Audited)

	2022	2021
Cash Flows from Operating Activities		
Net Income (Loss)	$ (291,932)	$ (80,477)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Depreciation and amortization	23,286	4,229
Accrued interest	104	-
Changes in operating assets and liabilities:		
Accounts receivable	(2,109)	-
Accounts payable	17,827	15,588
Net cash provided by (used in) operating activities	**(252,824)**	**(60,660)**
Cash Flows from Investing Activities		
Machinery and Equipment	13,725	4,794
Capitalized Software	115,891	45,680
Net cash used in investing activities	**129,616**	**50,474**
Cash Flows from Financing Activities		
Issuance of related party loan	1,628	-
Issuance of convertible notes	25,000	-
Member contributions	137,813	112,228
Issuance of Common Stock	300,000	-
Net cash used in financing activities	**464,441**	**112,228**
Net change in cash and cash equivalents	**82,001**	**1,094**
Cash and cash equivalents at beginning of period	1,094	-
Cash and cash equivalents at end of period	**$ 83,095**	**$ 1,094**
Supplemental information		
Interest paid	-	-
Income taxes paid	-	-

The accompanying footnotes are an integral part of these financial statements.

MUSAFFA, INC AND SUBSIDIARIES
NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022 AND 2021
(AUDITED)

NOTE 1 – NATURE OF OPERATIONS AND CONSOLIDATION

Musaffa, Inc. was registered in Delaware on April 25, 2022. The Company provides an all-in-one halal trading and investment platform and app where users can learn, connect, research, and invest in halal stocks and ETFs. Included in these combined financial statements are operations of Musaffa, Inc. and its wholly-owned subsidiaries (collectively, which may be referred to as the "Company," "we," "us," or "our"), Musaffa LLC and Musaffa Financial Solutions LLC ("Subsidiaries"). The Company's headquarters are in Lyndhurst, New Jersey.

Musaffa LLC was formed on December 14, 2020, under the name Amanatrade LLC, before filing an amendment on November 9, 2021, changing the name to Musaffa LLC. On June 22, 2022, the Company acquired Musaffa LLC. Musaffa Financial Solutions LLC is based in Uzbekistan and was formed for business operations in the country on November 19, 2021. The Company acquired Musaffa Financial Solutions LLC on January 6, 2023. Although the Company was formed subsequent to the formation of the Musaffa LLC and Musaffa Financial Solutions LLC, for purposes of these financial statements, all prior activities of the subsidiaries have been combined with that of Musaffa Inc. for the periods presented, as the anticipated use of the financials is for investor-purposes of understanding the brand's operations as entities who conducted the core business (predecessor) prior to formation of Musaffa Inc. (successor).

Since its inception, the Company has relied on contributions from owners to fund its operations. As of December 31, 2022, the Company had negative working capital and will likely incur additional losses prior to generating positive working capital. These matters raise a substantial concern about the Company's ability to continue as a going concern (see Note 10). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 11) and funds from revenue-producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates used in the preparation of the accompanying financial statements include the recording of depreciation and amortization and the collectible valuation of accounts receivable.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition, or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

MUSAFFA, INC AND SUBSIDIARIES
NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022 AND 2021
(AUDITED)

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

Receivables and Credit Policy

Trade receivables from business-to-business customers are uncollateralized customer obligations due under normal trade terms, primarily requiring pre-payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited, and it has not experienced significant write-downs in its accounts receivable balances.

Fixed Assets

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expenses. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts, and the resultant gain or loss is reflected in the income statement.

Depreciation is provided using the straight-line method, based on the useful lives of the assets, which is three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment, there was no impairment for December 31, 2022

Software Development

In accordance with FASB ASC 350-40, *Accounting for Costs of Computer Software Developed or Obtained for Internal Use*, the Company has capitalized internal direct costs of material and services developed or obtained for software development projects. The Company has capitalized costs incurred for the development of software that will be sold, leased, or otherwise marketed when technological feasibility has been established. These capitalized costs are subject to an ongoing assessment of recoverability based on anticipated future revenues and changes in hardware and software technologies. Costs that are capitalized include direct labor and related overhead.

Amortization of capitalized external software development costs begins when the product is available for general release to customers. Amortization of internal software development for each software project begins when the computer software is ready for its intended use. Amortization is computed using the straight-line method over the estimated economic life of the product. Unamortized capitalized software development costs determined to be in excess of net realizable value of the product are expensed immediately.

Fair Value Measurements

MUSAFFA, INC AND SUBSIDIARIES
NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022 AND 2021
(AUDITED)

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2022 and 2021.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from inception through December 31, 2022, as the Company had no taxable income.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2022, the unrecognized tax benefits accrual was zero.

Revenue Recognition

The Company adopted ASC 606, *Revenue from Contracts with Customers* ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenue through monthly app subscriptions and B2B data solutions, selling data analytics. Customers pay in advance every month or every quarter, or may opt to pay for the whole year in advance.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Stock-Based Compensation

The deferred cash compensation expense reflects the fair value of equity-based awards that have vested at the end of the reporting period and is remeasured at the end of every reporting period.

MUSAFFA, INC AND SUBSIDIARIES
NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022 AND 2021
(AUDITED)

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 2 – FIXED ASSETS

Fixed assets on December 31, 2022, and 2021 consist of the following:

	2022	**2021**
Computers and Equipment	18,518	4,794
Accumulated Depreciation	(4,523)	(403)
Total	$ 13,995	$ 4,391

NOTE 3 – SOFTWARE DEVELOPMENT

During the years ended December 31, 2022, and December 31, 2021, the Company capitalized software development costs of $115,901 and $45,680, respectively (see Note 2). During the years ended December 31, 2022, and December 31, 2021, amortization of software development costs totaled $19,165 and $3,826, respectively.

Capitalized software development costs on December 31, 2022, and 2021 consist of the following:

	2022	**2021**
Internal Software	80,396	6,300
External Software	81,175	39,380
Accumulated Amortization	(22,991)	(3,826)
	$ 138,580	$ 41,854

NOTE 4 – LOANS

In 2022 the Company entered into $35,120 of unsecured convertible notes with maturity ten years from the agreement date, accruing at 2.72% interest per annum. If the Company does not pay the notes before the maturity date, all principal and accrued interest converts into common stock equity of the Company at a price per share equal to the quotient of the fair market value divided by the total number of company stock outstanding immediately prior. Conversion shall occur at an equity financing. The balance of these notes as of December 31, 2022, is $35,120, with a total of $104 of total accrued interest.

MUSAFFA, INC AND SUBSIDIARIES
NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022 AND 2021
(AUDITED)

NOTE 5 – RELATED PARTY

From time to time, the Company takes advances from members. As of December 31, 2022, the balance of the advances from related parties was $1,628. These advances have no interest rate or specified maturity date.

NOTE 6 – INCOME TAXES

The Company has filed its income tax return for the period ended December 31, 2021, and plans to file for the period ending December 31, 2022, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company is taxed as a C Corporation.

NOTE 7 – EQUITY

The Company is authorized to issue 10,000,000 shares of common stock at $0.0001 par value. Common stock is broken into 4,320,000 shares of Class A Common Stock and 5,680,000 shares of Class B Common Stock. Each holder of Class A Common Stock shall be entitled to one vote for each share of stock held on any matter that is submitted to a vote or for the consent of the stockholders of the Company.

In 2022, all 4,320,000 shares of Class A Common stock were issued in exchange for the founder's entire ownership interest in Musaffa, LLC in the form of an equity exchange. Additionally, 745,377 shares of Class B Common Stock were issued. As of December 31, 2022, the Company had 4,320,000 shares of Class A Common Stock and 745,377 shares of Class B Common Stock issued and outstanding.

See Note 10 for further equity commitments.

NOTE 8 – EQUITY-BASED COMPENSATION

In 2022, the Company adopted a 2022 Stock Option ("2022 Plan") which permits the grant or option of shares to its employees for up to 486,486 shares of common stock.

The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees, and consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders. Stock awards are generally granted or optioned at a price not less than the market price of the Company's stock at the date of grant or option date. Stock awards generally vest over four years.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2022.

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 10 – GOING CONCERN

MUSAFFA, INC AND SUBSIDIARIES
NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022 AND 2021
(AUDITED)

These financial statements are prepared on a going-concern basis. The Company began operation in 2020 and has incurred a loss since its inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. In 2022, the Company entered into an investment agreement with one investor for a committed capital amount of $1,005,480, broken into three payments, out of which two payments will be received after achieving two milestone events. As of December 31, 2022, the Company received $100,000 of capital from the investor. Upon completion of the milestone events, the Company will issue additional shares and receive cash from the committed amount. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 11 – SUBSEQUENT EVENTS

Convertible Note

In 2023 the Company entered into a $50,400 unsecured convertible note with maturity ten years from the agreement date, accruing at 2.72% interest per annum. If the Company does not pay the notes before the maturity date, all principal and accrued interest converts into common stock equity of the Company at a price per share equal to the quotient of the fair market value divided by the total number of Company Stock outstanding immediately prior. Conversion shall occur at an equity financing.

Common Stock

On January 20, 2023, the Company issued 1,110,000 shares of Class B Common Stock.

Crowdfunded Offering

The Company intends to offer (the "Crowdfunded Offering") the sale of up to $5,000,000 in Class B Common Stock. The Company is attempting to raise a minimum amount of $200,000 in this offering and up to $5,000,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in Form C, as amended, in order to receive any funds.

The Crowdfunded Offering is being made through WeFunder (the "Intermediary"). The Intermediary will be entitled to receive a commission fee and/or securities issued in this offering as an intermediary fee.

Management's Evaluation

Management has evaluated subsequent events through May 2, 2023, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.